January 13, 2006



Mr. Paul Korus
Chief Financial Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Co 80203


	Re:	Cimarex Energy Co.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
		Form 10-Q for Fiscal Quarter Ended September 3, 2005
      Filed November 7, 2005
      Response Letter Dated December 28, 2005
		File No. 001-31446


Dear Mr. Korus:

      We have reviewed your response letter and have the following comment. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 6. Long-Term Debt, page 13

1. We have considered your response to prior comment two and have the following additional comments concerning the floating rate convertible notes ("host contract"):

* We are unable to locate the host contract and associated contracts and/or agreements, if applicable, filed as exhibits in accordance with Item 601 of Regulation S-K. Please provide copies of the applicable agreements for our review. Confirm, if true, that the appropriate documents have been filed as exhibits or otherwise advise.

* We are unable to agree with your assessment of the redemption feature until we have reviewed the terms contained within the agreement.

* We are unable to agree with your assessment of the conversion option until we have reviewed the terms contained within the agreement. In this regard, it is unclear whether or not the conversion of the host contract would result in a fixed or variable number of shares. For instance, you indicate that your host contract does not meet the definition of conventional convertible under paragraph 4 of EITF 00-19 because "exercise of the conversion feature may result in a combination of cash and a variable number of shares." You further indicate, though, that there "is an explicit limit on the total number of shares to be delivered to the holders in a share settlement."

Closing Comments

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief
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Mr. Paul Korus
Cimarex Energy Co.
January 13, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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